Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20036 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Peter M. Hong, Esq.
(202) 419-8429
phong@stradley.com

February 18, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Ms. Lauren Sprague, Esquire

Re:          Nationwide Mutual Funds
File Nos. 811-08495 and 333-40455

Dear Ms. Sprague:

On behalf of Nationwide Mutual Funds (the “Registrant”) and its series the Nationwide Global Equity Fund and Nationwide Portfolio Completion Fund (each, a “Fund,” and together, the “Funds”), below you will find the Registrant’s responses to the comments conveyed by you on February 1, 2016, with regard to Post-Effective Amendment No. 195 (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 17, 2015, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

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Prospectus: Nationwide Global Equity Fund

Fund Summary: Fees and Expenses

1.	Comment: Please bold the entire heading of the last row of the fee table (“Total Annual Fund Operating Expenses After Waivers/Reimbursements”).

Response:  The entire heading of the last row of the fee table has been bolded.

2.
Comment:  In footnote 1 to the fee table, add disclosure that the Fund may only reimburse the Adviser if the reimbursement does not exceed the amount authorized by the expense limitation agreement either at the time of the waiver or when the Fund reimburses the Adviser for fees waived and/or for expenses previously paid by the Adviser.

Response:  The disclosure in footnote 1 has been revised as follows:

The Trust is authorized to reimburse the Adviser for management fees previously waived and/or for expenses previously paid by the Adviser, provided, however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation that was in place at the time the Adviser waived the fees or reimbursed the expenses, or the current expense limitation, if different.

3.
Comment:  Consider whether the last sentence of footnote 1 regarding the availability of information about administrative services fees is appropriate in the footnote or whether it should be a separate footnote to the “Other Expenses” line item.

Response:  The Registrant respectfully declines to revise the disclosure as requested as the Registrant believes the sentence relates to the expense limitation agreement described in the footnote.  Footnote 1 describes the expense limitation agreement, which excludes, among other things, administrative services fees.  The last sentence of the footnote states where in the Prospectus shareholders can obtain information about such administrative services fees.

Fund Summary: Example

4.
Comment:  Please confirm in your response letter that in the expense example, the fee waivers and expense reimbursements are only reflected for those years that they would be effective under the expense limitation agreement.

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Response:  The Registrant confirms that in the expense example, the fee waivers and expense reimbursements are only reflected for those years that they would be effective under the expense limitation agreement.

Fund Summary: Principal Investment Strategies

5.	Comment: Please revise the first sentence of the first paragraph as follows:

Under normal circumstances, the Fund invests at least 80% of its net assets plus any borrowings for investment purposes in equity securities.

Response:  The Registrant respectfully declines to revise the disclosure as requested as the Fund does not intend to engage in any borrowings for investment purposes.  Therefore, the inclusion of the additional language could mislead investors into believing that the Fund intends to engage in borrowing for investment purposes as a principal investment strategy.

6.
Comment:  Since the Fund may purchase securities of small- or mid-cap companies, is liquidity risk a principal risk?  Consider whether liquidity risk should be included due to the Fund’s investment in foreign securities and derivatives.

Response:  The Registrant respectfully submits that liquidity risk is already included as part of the disclosure under “Foreign securities risk” and under “Derivatives risk.”

7.
Comment:  Given that the Fund’s name includes the term “global,” please expressly describe how the Fund will invest its assets in investments that “are tied economically to a number of countries throughout the world.”

Response:  The disclosure has been revised as follows:

The Fund invests its assets in investments that are tied economically to a number of countries throughout the world, including the United States.  An investment will be deemed to be tied economically to a particular country, including the United States, if its issuer is organized in the particular country, has its principal place of business in such country, or generates more than 50 percent of its revenues from business in that country.

8.	Comment: Provide examples of the “material sustainability factors” included in the Fund’s positive screening process.

Response:  The Registrant respectfully submits that the disclosure already states that material sustainability factors are “extra-financial factors that evaluate the

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environmental, social and governance performance of companies that, along with more traditional financial analytics, seek to identify companies that the subadviser believes will provide sustained, long-term value.”

9.
Comment:  The third sentence of the third paragraph states, “The positive screening process identifies securities of companies that appear to be fundamentally attractive with superior valuation characteristics.”  Consider moving this sentence to the second paragraph, since it appears to go to the Fund’s fundamental analysis approach.

Response:  The Registrant has determined that the sentence should remain in the third paragraph as it is specific to the positive screening process of the sustainability factors analysis.

Fund Summary: Principal Risks

10.	Comment: Rephrase the last sentence before “Performance” to track the language in Form N-1A Item 4(b)(1)(i) since an investor may lose money even if the value of the Fund’s investments do not go down:

Loss of money is a risk of investing in the Fund.

Response:  The last sentence before “Performance” has been revised as requested.

Fund Summary: Average Annual Total Returns

11.	Comment: In the average annual total returns table, list all pre-tax returns before listing after-tax returns per Item 4(b)(2)(iii) of Form N-1A.

Response:  The Registrant respectfully declines the comment.  Instruction 3(c)(iii) to Item 4(b)(2) of Form N-1A, relating to multiple class funds, states that the before-tax, after-tax, and post-sale returns for a particular class should be adjacent “and should not be interspersed with the returns of other classes.”

Risks of Investing in the Fund

12.
Comment:  Under “Portfolio turnover risk,” the disclosure states that a higher portfolio turnover rate may result in additional tax consequences.  Please explain further the tax consequences of increased portfolio turnover.

Response:  “Portfolio turnover risk” has been revised as follows:

Portfolio turnover risk – a higher portfolio turnover rate increases transaction costs, may adversely impact the Fund’s performance, and may

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result in ~~additional tax consequences for Fund shareholders~~ higher taxes when Fund shares are held in a taxable account.

13.
Comment:  “Temporary investments” is not a principal risk.  Consider moving this disclosure to the Principal Investment Strategies section.  Also, revise the phrase “prevents the Fund from fully pursuing its investment objective” to “prevents the Fund from achieving its investment objective” as suggested by Instruction 6 to Item 9(b)(1) of Form N-1A.

Response:  The Registrant respectfully declines to move the “Temporary investments” disclosure to the Principal Investment Strategies section, as the disclosure states that the use of temporary investments is not a principal strategy.  The Registrant also declines to replace “pursuing” with “achieving” in the last sentence as the intention of the word “achieving” may mislead investors into thinking that the Fund will otherwise achieve its investment objective, which may be deemed promissory language.

Fund Management

14.
Comment:  Under “Portfolio Management,” please describe Mr. Elegante’s business experience prior to joining UBS AM as a portfolio manager pursuant to Item 10(a)(2) of Form N-1A.  Also, please consider whether the reference to the Global Sustainable Innovator Portfolio is necessary, and, if so, clarify that it is a UBS fund.

Response:  The Registrant has deleted the second sentence relating to Mr. Elegante’s management of the Global Sustainable Innovator Portfolio.  In addition, the following disclosure has been added regarding Mr. Elegante’s prior business experience:

Prior to joining UBS AM, Mr. Elegante was a portfolio manager at RMB Capital Management from 2012 to 2015 and a portfolio manager and senior vice president at Alliance Growth Equities from 2000 to 2012.

Investing with Nationwide Funds

15.
Comment:  The “Accounts with Low Balances” disclosure states that if an account value falls below $2,000, there is a $5 quarterly fee.  Include this disclosure in the fee table per Instruction 2(d) to Item 3 of Form N-1A.

Response:  The Registrant respectfully declines to revise the disclosure as requested.  Instruction 2(d) to Item 3 of Form N-1A states that “fees that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed.”  The fee referenced in the Comment only applies to a limited number of shareholders that hold shares directly with the transfer agent,

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and not to the vast majority of shareholders that purchase shares through a broker-dealer or other financial intermediary.

16.	Comment: Under “Excessive or Short-Term Trading,” expressly define the length of time contemplated by “short-term” to the extent the term is defined in the Registrant’s policies.

Response:  The Registrant’s policies do not define the term, “short-term.”

Back Cover Page

17.	Comment: State whether the Fund makes available its SAI and annual and semi-annual reports, free of charge, on or through the Fund’s website. If the Fund does not, explain why this is the case.

Response:  Although the back cover page already discloses the Fund’s website, the sentence following the bullet points under the heading “Information from Nationwide Funds” has been revised to read as follows:

To obtain any of the above documents free of charge, to request other information about the Fund, or to make other shareholder inquiries, contact us at the address or phone number listed or visit the website at nationwide.com/mutualfunds.

Prospectus: Nationwide Portfolio Completion Fund

Fund Summary: Fees and Expenses

18.	Comment: Please bold the entire heading of the last row of the fee table (“Total Annual Fund Operating Expenses After Waivers/Reimbursements”).

Response:  See response to Comment 1 above.

19.
Comment:  In footnote 1 to the fee table, add disclosure that the Fund may only reimburse the Adviser if the reimbursement does not exceed the amount authorized by the expense limitation agreement either at the time of the waiver or when the Fund reimburses the Adviser for fees waived and/or for expenses previously paid by the Adviser.

Response:  See response to Comment 2 above.

20.
Comment:  Consider whether the last sentence of footnote 1 regarding the availability of information about administrative services fees is appropriate in the footnote or whether it should be a separate footnote to the “Other Expenses” line item.

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Response:  See response to Comment 3 above.

Fund Summary: Example

21.
Comment:  Please confirm in your response letter that in the expense example, the fee waivers and expense reimbursements are only reflected for those years that it would be effective under the expense limitation agreement.

Response:  See response to Comment 4 above.

Fund Summary: Principal Investment Strategies

22.
Comment:  Explain why the international bonds, high-yield bonds, emerging market bonds, emerging market stocks, and commodities sleeves of the Fund get their exposure to such investments through derivatives, rather than from investing directly in the applicable investment instruments.

Response:  The Registrant respectfully declines the comment as the existing disclosure sufficiently describes the Fund’s principal investment strategies.  The Registrant respectfully submits that Item 4(a) of Form N-1A only requires that the Fund identify its strategies and does not require the Fund to provide a rationale for its investment strategies.

Fund Summary: Principal Risks

23.	Comment: The disclosure under “Strategy risk” does not really reflect a principal risk of investing in the Fund. Consider moving this disclosure to the Principal Investment Strategies section.

Response:  The Registrant respectfully declines the comment as strategy risk applies to investment strategies already discussed.  For example, the strategy risk related to the fact that the Fund does not reallocate assets based on changing market conditions corresponds to the stated strategy disclosure that the Fund will only buy or sell securities and derivatives when the Fund’s subadviser believes it necessary to match the investment characteristics and performance of a sleeve’s particular benchmark index, and not based on economic, financial, or market analysis.

24.
Comment:  The disclosure under “Fixed-income securities risk” states that investments in bonds or “other investments with debt-like characteristics” subject the Fund to risk.  Provide examples of “other investments with debt-like characteristics.”

Response:  The disclosure has been revised as follows:

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Fixed-income securities risk – investments in fixed-income securities, such as bonds or other investments with debt-like characteristics (e.g., credit default swaps and commodity-linked notes) subject the Fund to interest rate risk, credit risk and prepayment and call risk, which may affect the value of your investment.

25.	Comment: Consider using a different heading for “Passive investing risk,” because the current heading suggests that the Fund is an index fund.

Response:  The Registrant respectfully declines the comment based on the fact that the strategy involves multiple sleeves that seek to match approximately the investment characteristics and performance of specified asset class benchmark indices.

26.	Comment: Confirm that there is corresponding disclosure in the Principal Investment Strategies section to accompany the disclosure under “Nondiversified fund risk.”

Response:  The Registrant confirms there is corresponding disclosure.  Specifically, the disclosure in the last paragraph under “Principal Investment Strategies” states:

The Fund is classified as a “non-diversified fund” under the Investment Company Act of 1940 (“1940 Act”), which means that a relatively high percentage of the Fund’s assets may be invested in a limited number of issuers.

27.	Comment: Consider revising the heading “Fund of funds risk,” as it suggests that the Fund is a fund-of-funds.

Response:  The risk has been re-named “Underlying fund risk.”

28.	Comment: Rephrase the last sentence before “Performance” to track the language in Form N-1A Item 4(b)(i) since an investor may lose money even if the value of the Fund’s investments do not go down:

Loss of money is a risk of investing in the Fund.

Response:  See response to Comment 10 above.

Fund Summary: Average Annual Total Returns

29.	Comment: In the average annual total returns table, list all pre-tax returns before listing after-tax returns per Item 4(b)(2)(iii) of Form N-1A.

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Response:  See response to Comment 11 above.

30.
Comment:  In a footnote to the average annual total returns table, explain why the Registrant included the Portfolio Completion Funds Blended Index in addition to the required broad-based securities market index.

Response:  The disclosure in footnote 1 to the average annual total returns table has been updated as follows:

The Portfolio Completion Fund Blended Index (the “Blended Index”) is an unmanaged, hypothetical combination of the Barclays Global Aggregate Bond Index (50%) and the MSCI All Country World IndexSM (50%).  Because the Blended Index measures the performance of both the international equity and international bond markets, the Fund’s investment adviser believes it more accurately reflects the asset allocation of the Fund.

Risks of Investing in the Fund

31.
Comment:  With respect to “Derivatives risk,” confirm in the response that if the Fund sells a credit default swap, it will segregate liquid assets equal to the full, un-netted amount of the Fund’s contractual obligation (the “notional amount”) to avoid senior security treatment.

Response:  The Registrant confirms the Fund covers any obligations to make future payments to third parties and thus will not be deemed to be creating any “senior security.”

32.
Comment:  “Temporary investments” is not a principal risk.  Consider moving this disclosure to the Principal Investment Strategies section.  Also, revise the phrase “prevents the Fund from fully pursuing its investment objective” to “prevents the Fund from achieving its investment objective.”

Response:  See response to Comment 13 above.

Investing with Nationwide Funds

33.
Comment:  The “Accounts with Low Balances” disclosure states that if an account value falls below $2,000, there is a $5 quarterly fee.  Include this disclosure in the fee table per Instruction 2(d) to Item 3 of Form N-1A.

Response:  See response to Comment 15 above.

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34.	Comment: Under “Excessive or Short-Term Trading,” expressly define the length of time contemplated by “short-term” to the extent the term is defined in the Registrant’s policies.

Response:  See response to Comment 16 above.

Back Cover Page

35.	Comment: State whether the Fund makes available its SAI and annual and semi-annual reports, free of charge, on or through the Fund’s website. If the Fund does not, explain why this is the case.

Response:  See response to Comment 17 above.

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In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact me at (202) 419-8429 or Jessica D. Burt at (202) 419-8409, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Peter M. Hong
Peter M. Hong, Esquire

cc:           Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Jessica D. Burt, Esquire